FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2011.
The Toronto-Dominion Bank
(Translation of registrant’s name into English)
c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                 Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     On June 22, 2011, The Toronto-Dominion Bank (the “Bank”) entered into a Distribution Agreement (the “Distribution Agreement”) between the Bank and TD Securities (USA) LLC, as agent, relating to the offer and sale from time to time of the Bank’s Senior Medium-Term Notes, Series A (the “Notes”), having an aggregate initial public offering price of up to US$15,000,000,000.
     The Distribution Agreement is being filed as Exhibit 99.1 to this report. This Report on Form 6-K and the exhibit hereto are incorporated by reference as exhibits to the Bank’s Registration Statement on Form F-9 which was originally filed with the Securities and Exchange Commission on June 21, 2010 (File No. 333-167637).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: June 23, 2011	By:	/s/ Christopher Montague
		Name:	Christopher A. Montague
		Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Distribution Agreement, dated June 22, 2011, between The Toronto-Dominion Bank and TD Securities (USA) LLC, as Agent.